Filed by BioNTech SE

(Commission File No. 001-39081)

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject Company: CureVac N.V.

(Commission File No.: 001-39446)

Registration No.: 333-289468

The following communication is being filed in connection with the proposed acquisition of CureVac N.V. by BioNTech SE.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech SE to complete its previously announced exchange offer (the “Offer”) to acquire all of the outstanding shares of CureVac N.V. (“CureVac”) and other transactions contemplated by the Purchase Agreement, dated as of June 12, 2025, by and between BioNTech and CureVac (the “Purchase Agreement”) (including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of BioNTech following the transaction, and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the Offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the Offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Offer, BioNTech has filed a Registration Statement on Form F-4 and amendments thereto (as so amended, the “Registration Statement”) with the SEC, including an offer to exchange/prospectus (the “Exchange Offer Prospectus”), to register under the Securities Act of 1933, as amended, the issuance of BioNTech ADSs. Such Registration Statement has not yet been declared effective by the SEC. In addition, BioNTech has filed with the SEC a tender offer statement on Schedule TO (the “Schedule TO”), which includes, as exhibits, the Exchange Offer Prospectus, a form of letter of transmittal, and other customary ancillary documents and CureVac has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Offer has commenced. The solicitation and offer to exchange CureVac Shares is being made only pursuant to the Schedule TO and related Exchange Offer Prospectus or the EU Prospectus or the UK exemption document (each as referred to below). This material is not a substitute for the Exchange Offer Prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac has filed or may file with the SEC and has sent or will send to CureVac’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL, AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, THE EU PROSPECTUS (IF RELEVANT), THE UK EXEMPTION DOCUMENT (IF RELEVANT), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors can obtain free copies of the Registration Statement, Exchange Offer Prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com. All documents are also available from Georgeson, LLC, the information agent for the Offer, at +1 888 686-7195 (toll free), +1 732 353-1948 (collect) or Curevacoffer@georgeson.com.

EEA

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain, this document is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). With respect to the public offering of BioNTech ADSs to shareholders of CureVac in Switzerland, this document constitutes advertising in accordance with article 68 Swiss Financial Services Act of 15 June 2018 (the “FinSA”). This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus (the “EU Prospectus”) which is be available free of charge, together with the relevant translation(s) of the summary and any supplements thereto, if any, from BioNTech’s website (https://investors.biontech.de/eea-switzerland-disclaimer). The EU Prospectus has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and is, therefore, considered approved in Switzerland by the review body of SIX Exchange Regulation Ltd. pursuant to the FinSA. The approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech.

In relation to each state which is a party to the agreement relating to the European Economic Area (a “Relevant Member State”) the offer to exchange all of the CureVac shares for BioNTech ADSs contemplated by the EU Prospectus is not made in that Relevant Member State, except as set out below. No BioNTech ADSs have been offered or will be offered to the public in a Relevant Member State other than in Austria, Germany, France, Italy, the Netherlands and Spain, in each case based on the EU Prospectus, except that BioNTech ADSs may be offered to the public in a Relevant Member State at any time under the following exemptions under the Prospectus Regulation: (i) to any qualified investor as defined in Article 2 lit. (e) of the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 lit. (e) the Prospectus Regulation), or (iii) in any other circumstances falling within Article 1 para. 4 of the Prospectus Regulation, provided that no such offer (as set forth in clauses (i) to (ii)) of BioNTech ADSs will result in a requirement for the publication by BioNTech of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In relation to Switzerland, the offer of BioNTech ADSs to the public in Switzerland is based on the EU Prospectus, which is considered to be approved by and has been registered and filed with the review body of SIX Exchange Regulation Ltd., or otherwise under the exemptions specified in the FinSA and the Swiss Financial Services Ordinance of 6 November 2019.

Investors in Austria, Germany, France, Italy, the Netherlands and Spain as well as investors in Switzerland should acquire BioNTech ADSs solely on the basis of the EU Prospectus (including the documents incorporated by reference therein and any supplements thereto, if any) relating to the BioNTech ADSs and should read the EU Prospectus (including any documents incorporated by reference therein and any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

UK

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech has published a UK exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK exemption document which is available free of charge from BioNTech’s website (https://investors.biontech.de/uk-disclaimer).

Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) relating to the BioNTech ADSs and should read the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.